UBS Global Asset Management

UBS Global Asset Management
51 West 52nd Street
New York, NY 10019-6114

Joseph J. Allessie
Deputy General Counsel
Tel: 212/882-5961
Fax: 212/882-5472

                                                                                                        October 14, 2008

Via EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-0505

Attn: Mr. Christian Sando

Re: Fort Dearborn Income Securities, Inc. (the “Fund”)
       File No. 811-02319

Dear Mr. Sando:

     On behalf of the above-referenced Fund, following are the responses to the Staff’s comments conveyed on October 10, 2008, in connection with the preliminary proxy statement filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 3, 2008, pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934 (the “Proxy Statement”). Each comment is summarized below, followed by the Fund’s response to the comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Proxy Statement.

     1. Comment. In the description of abstentions and broker non-votes in the second paragraph of page 1 of the Proxy Statement, please provide disclosure explaining the effect of abstentions and broker non-votes on the outcome of the proposals.

     Response. The following disclosure has been added to the second paragraph of page 1 of the Proxy Statement:

     “It is expected that abstentions and broker non-votes will have no effect on Proposal 1, but will have the equivalent effect of a vote against Proposal 2.”

     2. Comment. Please revise the disclosure in the first paragraph of page 2 of the Proxy Statement to indicate that a shareholder can revoke a previously executed proxy by attending the annual shareholder meeting.

     Response. The relevant disclosure has been revised as follows:

     “You may revoke any proxy card by attending the annual meeting in person, giving another proxy or submitting a written notice of revocation to the Fund’s Secretary at UBS Global Asset Management (Americas), Inc., One North Wacker Drive, Chicago, Illinois 60606. Unless you are

attending the annual meeting in person, to be effective, your revocation must be received by the Fund prior to the meeting and must indicate your name and account number. If you attend the annual meeting in person you may, if you wish, vote by ballot at the meeting, thereby canceling any proxy previously given.”

     3. Comment. Please consider reordering the language in Proposal 2 so that the Supporting Statement of the Shareholder Proponent immediately follows the Shareholder Proposal, thereby reversing the order of the Fund’s Opposition Statement and the Supporting Statement of the Shareholder Proponent.

     Response. We respectfully decline to change the order of the Fund’s Opposition Statement and the Supporting Statement of the Shareholder Proponent. Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”), does not specify an order for the presentation of a shareholder proposal and the related opposition and supporting statements. In addition, we do not believe that presenting the Fund’s Opposition Statement before the Supporting Statement of the Shareholder Proponent could be construed as materially misleading under Rule 14a-9 of the Securities Exchange Act. In our experience, it is industry practice among closed-end funds to include a fund’s opposition statement before the supporting statement. Moreover, we note that this is the Fund’s proxy statement, and it is therefore reasonable to assume that shareholders would in fact expect to first see the Fund’s view on the shareholder proposal. Nothing prevents the shareholder proponent from issuing their own proxy statement in their own order, which this particular shareholder proponent has indicated that it intends to do. For the foregoing reasons, we believe that it is appropriate and customary to present the opposition and supporting statements in the order preliminarily filed.

     However, in order to make the section easier to follow, the paragraph pertaining to the vote required, which immediately followed the Shareholder Proposal, has been moved to the end of the section after the Supporting Statement of the Shareholder Proponent. In addition, following the Shareholder Proposal, the following sentence has been added, to clearly outline the order of the section:

     “Set forth below is the Board of Directors’ opposition statement with regard to the Shareholder Proposal, which is immediately followed by the supporting statement of the Shareholder Proponent.”

     4. Comment. Please consider revising the first paragraph under the heading, “The Shareholder Proposal is Incomplete” in section 3 of the Fund’s Opposition Statement, to make it a more balanced description of what could occur if the investment advisory agreement with UBS Global Asset Management (Americas), Inc. was terminated.

     Response. The first paragraph of this section has been revised as follows:

     “Your Fund’s Board also opposes the Shareholder Proposal because it offers no viable alternative if UBS Global AM is removed as your Fund’s investment advisor, raising the possibility that your Fund could eventually be orphaned without any advisor at all. If the Shareholder Proposal is approved, your Fund’s Board would, of course, use its best efforts to search for a replacement investment advisor that would be willing and able to manage the Fund. The 1940 Act provides a mechanism for the Fund’s Board to retain UBS Global AM as the Fund’s investment advisor for an additional 150 days following the termination. There is no guarantee, however, that the Fund’s Board would be able to find and retain a qualified investment advisor that would agree to assume the management of your Fund for a reasonable cost and obtain shareholder approval of the new advisor during this time period. If a new advisor is not approved within this time period, your Fund will have no investment advisor, making it impossible for your Fund to carry out any portfolio management, research or trading. In that event, your Fund’s investment program would be completely paralyzed.”

     In connection with the Fund’s response to the SEC Staff’s comment on the Proxy Statement, as requested by the Staff, the Fund acknowledges that: (i) the Fund is responsible for the adequacy of the disclosure in the Fund’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

     Please do not hesitate to contact Michael D. Mabry, Esquire at (215) 564-8011, or in his absence, Jana L. Cresswell, Esquire at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/Joseph J. Allessie
Joseph J. Allessie
Vice President and Assistant Secretary,
Fort Dearborn Income Securities, Inc.